BioHarvest Sciences Issues Year End Shareholder Letter

Vancouver, British Columbia and Rehovot, Israel – January 7, 2026– BioHarvest Sciences Inc.,  (Nasdaq: BHST) (FSE: 8MV0) (“BioHarvest” or “the Company”), a company pioneering its patented Botanical Synthesis technology process, today issued a letter to shareholder partners from Chief Executive Officer, Ilan Sobel.

Dear Fellow Shareholders,

2025 marked an important milestone for BioHarvest Sciences: our first full year as a NASDAQ-listed company, and we enter 2026 with an annualized revenue run rate exceeding US$36 million and gross margins above 60%. It was a year of execution, validation, and capability -building across both of our complementary businesses - D2C Products and CDMO Services business units - as well as a year that enabled us to significantly improve our balance sheet and provide us with the capital base necessary to unlock continued expansive growth for the Company in 2026 as well as deliver upon the critical milestone of adjusted EBITDA breakeven in the near term.

D2C Products Business – A Year of Expanding our Portfolio and Active Customer Base

Our D2C Products business, led by the VINIA® brand, has continued its path of aggressive growth and product diversification. The ‘VINIA Inside’ strategy is allowing us to capitalize on our growing brand awareness and market penetration to expand the demographic reach of our products. Whether it is VINIA capsules, Hot Beverages, Blood Flow Hydration, or Daily Chews, each of these products broadens our demographic reach and positions VINIA at the intersection of major growing consumer trends in the areas of longevity, vitality, cognitive health, and overall healthy living.

Our VINIA Blood Flow Hydration Solution has now been “in market” for 6 weeks and is already being recognized by consumers as a breakthrough concept in the category: the world's first hydration formula with the power of VINIA's rapid absorption Piceid Resveratrol, designed to work synergistically to improve the body's circulation system and more efficiently deliver fluids and electrolytes where the body needs it most. Consumer feedback has been overwhelmingly positive from an efficacy and taste perspective and 2026 will see us double down from an investment perspective on this unique product and delivery system which we believe can deliver significant incremental revenue for the business as we strive to gain our fair share of the $13 billion Electrolyte Hydration market in the U.S.

Our total VINIA® active users now exceed 85,000, a testament to the efficacy of VINIA and for potential future BioHarvest products as well. More than 90% of Vinia.com purchases continue to be subscription-based, and VINIA for the past 6 months has been the #1 Resveratrol-only product on Amazon. With over 10,000 verified online reviews on Vinia.com and a 4.7/5 rating, the direct-to-consumer VINIA portfolio provides a predictable and growing revenue stream with significant expansion upside in both the U.S. and internationally.

CDMO Services Division: A Year of Capability Building and Onboarding Major New Life-Changing Compounds

Our CDMO Services division in 2025 reached a critical inflection point. During the year, we secured anchor partnerships across pharmaceuticals, nutrition, fragrance, and nutraceuticals, validating the commercial relevance of our Botanical Synthesis platform. We advanced multiple customer programs through defined R&D stages, expanded yields and tissue-culture capabilities, and introduced new AI-enabled discovery services. These efforts not only generate milestone-based revenues, but also steadily increase the long-term value of our platform.

This year saw the CDMO business commence work on 2 major new plant-based compounds, both of which are in high demand in multi-billion-dollar industries. In May 2025, we secured a new contract to develop a plant-based fragrance compound derived from a plant species that is under significant threat due to overharvesting and habitat loss and whose biological material supports a multi-billion-dollar segment of the Premium Fragrance Industry. In October, we announced a new contract with Saffron Tech, with the goal of developing a “super” saffron-derived compound using our Botanical Synthesis technology. Given the size of this opportunity, we secured a 25% ownership of the final compound to be developed, and we foresee ourselves playing a critical role in bringing  a “Super Saffron” nutraceutical product to market via our existing operationally efficient D2C commercial machine. Our CDMO pipeline remains robust with multiple potential customers that we expect could convert within the next 3-6 months.  Our expectation is that CDMO revenues  will ultimately surpass our Products division revenues as we continue scaling this business that is less than 24 months old.

Strengthening our Balance Sheet to Drive Further Growth Momentum

Operationally and financially, 2025 was also a year of strengthening. We significantly improved our balance sheet, raising approximately $30.8 million in gross proceeds through warrant exercises, debt conversions, and an oversubscribed institutional equity financing completed in November. We are pleased to welcome a high-quality group of institutional investors to our shareholder base. With these resources, we are positioned to invest in scale, efficiency, and margin expansion, including the planned development of a 100-ton manufacturing footprint at our corporate campus to support both our direct-to-consumer growth and future CDMO production.

Overall, our first year on Nasdaq has resulted in increased analyst coverage and significant increases in both daily trading volume and our overall U.S. investor base, which are important building blocks to achieving a fair market valuation.  Our conviction remains that continued execution, growing revenues, and improved profitability will ultimately attract a broader and more stable investor base and reward our shareholders accordingly.

Final Thoughts

Bioharvest Sciences enters this New Year in a position of strength - with growth momentum, strong core fundamentals, and expanded scientific capabilities. Following our successful financing, we are now fully funded, which allows us to focus on our operational objectives, and to make strategic capital investments to support aggressive growth and expansion, including the development of our new corporate campus and expanded manufacturing facility, as well as the advancement of critical innovation across our end-to-end business.

BioHarvest today is a company with two complementary growth engines, operating in large and attractive markets, supported by proprietary technology and improving financial strength. We believe our performance and results will increasingly speak for themselves - and that over time, the market will reflect that value.

Looking ahead, our priorities are clear: accelerate revenue growth, expand margins, and reach adjusted EBITDA breakeven, while continuing to execute against a growing CDMO pipeline and an expanding VINIA product ecosystem. Our vision continues to unfold, and our confidence in the company’s strategy, technology, and people has never been stronger.

On behalf of the management team and Board of Directors, thank you for your continued support and confidence.

Best Wishes,

Ilan Sobel

About BioHarvest

BioHarvest (NASDAQ: BHST) (FSE: 8MV0) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For the CDMO Services Business Unit, there is no assurance of additional future contracts, and readers are cautioned that increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well.

Launching new products is not certain, may take significant time, and is subject to risks and uncertainties beyond company control such as consumer preferences, competition landscape, government approvals required for sale or import, acceptance of benefit claims, and marketing budgets of the company and its competitors. There is no assurance that the Company will maintain or improve current financial performance or achieve adjusted EBITDA profitability in a specified time frame, as revenues and margins are dependent on a combination of factors such as supply chain efficiencies, input cost stability, marketing efficiencies and uncertain consumer preferences. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

Contacts:

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

+1 (604) 622-1186

info@bioharvest.com